UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 2, 2020

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Market update report ANGLOGOLD ASHANTI REPORT FOR THE THREE MONTHS ENDED
30 SEPTEMBER 2020

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

Market update report
for the quarter ended 30 September 2020

Johannesburg, 2 November 2020 - AngloGold Ashanti is pleased to provide an operational update for the quarter ended 30 September 2020.
Detailed financial and operational results are provided on a six-monthly basis i.e. for the six-month periods ending 30 June and 31 December.

•All-injury frequency rate improved by 31% year-on-year to an all-time low at 2.23 per million hours worked; one fatality in the quarter
•Free cash flow increased 290% year-on-year to $339m; Cash flow from operating activities up 56% year-on-year to $551m
•Production increased 1% year-on-year to 837,000oz, supported by solid performances across the operating asset base
•COVID-19 impact on production limited to South African operations at an estimated 18,000oz in Q3 2020
•All-in sustaining costs of $1,044/oz up 1% year-on-year; AISC margin improved to 45%, up from 30% in Q3 2019
•Adjusted EBITDA up 72% year-on-year to $803m
•Obuasi produced 47,000oz pre-production ounces; Phase 2 construction on track to be completed by end of Q1 2021
•Sale process for South Africa completed on 30 September 2020 and $200m proceeds received; Sadiola and Morila sales progressing
•Robust balance sheet position following $700m bond offering at a record low coupon for AGA of 3.75% per annum
•Adjusted net debt improves 47% year-on-year to $875m, lowest since 2011; Adjusted net debt to Adjusted EBITDA ratio improved to 0.36 times
•Guidance reinstated, providing greater certainty on annual production, costs and capital expenditure
•Dividend payout ratio doubled to 20% of free cash flow before growth capital; payout frequency also doubled to semi-annual payments

		Quarter	Quarter	Nine months	Nine months
		ended	ended	ended	ended
		Sep	Sep	Sep	Sep
		2020	2019	2020	2019
		US Dollar / Imperial
Continuing and discontinued operations

Operating review
Gold
Produced	- oz (000)	837	825	2,306	2,379
Sold	- oz (000)	826	819	2,341	2,396

Financial review
Price received	- $/oz	1,904	1,464	1,733	1,356
All-in sustaining costs	- $/oz	1,044	1,031	1,035	1,012
All-in costs	- $/oz	1,139	1,213	1,165	1,150
Total cash costs	- $/oz	801	786	807	790
Adjusted EBITDA	- $m	803	468	1,899	1,158
Free cash inflow	- $m	339	87	516	55
Adjusted net debt	- $m	875	1,646	875	1,646
Adjusted net debt to Adjusted EBITDA	- times	0.36	1.06	0.36	1.06
Capital expenditure (including equity accounted investments)	- $m	161	234	527	552

$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
The financial information on which this market update report is based, has not been audited, reviewed or reported on by the Company's external auditors.
Except where otherwise indicated, the information on this page and the Financial and Operating Report are provided for the AngloGold Ashanti group as a whole, including both continuing and discontinued operations. Following the announcement of the South Africa assets sale, the South African operations have been recorded as discontinued operations. For a breakdown of results between continuing and discontinued operations, refer to the comprehensive table on page 1.

The South Africa assets sale was completed on 30 September 2020 resulting in Harmony Gold Mining Company Limited taking full ownership of the assets and associated liabilities from 1 October 2020. As such, AngloGold Ashanti's results for periods subsequent to 1 October 2020 will no longer include the South African assets. Results from our Mali operations, including Morila and Sadiola, which are in limited operations and under separate sales processes, are no longer included in our production and “Non-GAAP” cost metrics.
September 2020 Market update report - www.AngloGoldAshanti.com
                                             Published: 2 November 2020
Quarter 3 2020

GROUP - Operating and Financial review

		Quarter	Quarter	Nine months	Nine months
		ended	ended	ended	ended
		Sep	Sep	Sep	Sep
		2020	2019	2020	2019
		US Dollar / Imperial
Operating review
Gold
Produced - Total	- oz (000)	837	825	2,306	2,379
Produced from continuing operations	- oz (000)	741	712	2,064	2,072
Produced from discontinued operations	- oz (000)	96	113	242	307

Sold - Total	- oz (000)	826	819	2,341	2,396
Sold from continuing operations	- oz (000)	733	710	2,098	2,093
Sold from discontinued operations	- oz (000)	93	109	243	303

Financial review
Price received from continuing and discontinued operations	- $/oz	1,904	1,464	1,733	1,356
Price received from continuing operations	- $/oz	1,917	1,473	1,743	1,362
Price received from discontinued operations	- $/oz	1,807	1,407	1,650	1,310

All-in sustaining costs from continuing and discontinued operations	- $/oz	1,044	1,031	1,035	1,012
All-in sustaining costs from continuing operations	- $/oz	1,006	1,016	1,004	991
All-in sustaining costs from discontinued operations	- $/oz	1,324	1,132	1,296	1,156

All-in costs from continuing and discontinued operations	- $/oz	1,139	1,213	1,165	1,150
All-in costs from continuing operations	- $/oz	1,105	1,211	1,140	1,135
All-in costs from discontinued operations	- $/oz	1,394	1,226	1,367	1,255

Total cash costs from continuing and discontinued operations	- $/oz	801	786	807	790
Total cash costs from continuing operations	- $/oz	755	756	765	758
Total cash costs from discontinued operations	- $/oz	1,140	973	1,149	1,003

Adjusted EBITDA from continuing and discontinued operations	- $m	803	468	1,899	1,158
Adjusted EBITDA from continuing operations	- $m	741	422	1,777	1,068
Adjusted EBITDA from discontinued operations	- $m	62	46	122	90

Free cash inflow from continuing and discontinued operations	- $m	339	87	516	55

Adjusted net debt from continuing operations	- $m	878	1,646	878	1,646
Adjusted net debt from continuing and discontinued operations	- $m	875	1,646	875	1,646

Capital expenditure (including equity accounted investments) from continuing operations	- $m	146	217	492	506
Capital expenditure (including equity accounted investments) from continuing and discontinued operations	- $m	161	234	527	552

Notes: Discontinued operations refer to the following South African operations: Mponeng, Mine Waste Solutions and Surface sources.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

September 2020 Market update report - www.AngloGoldAshanti.com

Financial and Operating Report
FINANCIAL AND CORPORATE REVIEW
THIRD QUARTER OVERVIEW

During the third quarter of 2020, AngloGold Ashanti made strong progress executing on all aspects of its strategy, despite the continuing global spread of COVID-19. Delivery on key objectives continued through the recent leadership change, with meaningful delivery on key objectives to improve the foundation of the business, including:

Sale of the South African portfolio to Harmony Gold completed on 30 September 2020 and $200m proceeds received	✓
Guidance reinstated, providing greater certainty on annual production, costs and capital expenditure	✓
Obuasi Phase 1 has been completed, while the project remains within budget and Phase 2 construction on track for completion towards the end of the first quarter of 2021	✓
Achieved commercial production at Boston Shaker underground at Tropicana, on schedule and on budget	✓
Sought to maximise benefit of higher gold price through cost management, seeking to limit increases of costs year-on-year	✓
Near quadrupling of free cash flow to $339m helped drive adjusted net debt down to $875m, its lowest since 2011	✓
Further increasing liquidity through issue of $700m 10-year bond at a record low coupon for AGA of 3.75% per annum	✓
Continued progress towards replacing ore reserves, extending mine lives and improving operating flexibility through exploration	✓
Increased the dividend payout ratio from 10% to 20% of free cash flow generated before growth capital	✓

The Company continues to focus on safe production and the health of employees across all operations and ended the quarter with one fatality and a 31% improvement in the all-injury frequency rate (AIFR), placing it at an all-time low at 2.23 per million hours worked.

Production improved by 1% year-on-year to 837,000oz and total cash costs increased by 2% to $801/oz, compared with 825,000oz at a total cash cost of $786/oz in the same period in 2019. The solid production result was underpinned by strong performances at most sites, with standout performances at Sunrise Dam and AGA Mineração. The Obuasi Redevelopment Project continued its ramp up, delivering a 52% quarter-on-quarter increase in pre-production ounces. All-in sustaining costs (AISC) rose by only 1%, or $13/oz, to $1,044/oz in the third quarter of 2020, compared to $1,031/oz in the third quarter of 2019. This largely reflected higher cash costs. COVID-19 related impacts resulted in AISC being approximately $51/oz higher for Q3 2020 due to approximately $22m COVID-19 related costs incurred ($33/oz) and approximately 18,000oz lost production at the South African operations ($18/oz).

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) increased by 72% to $803m, from $468m in the third quarter of 2019. Cash flow was robust, demonstrating significant support from the rising gold price. Cash inflow from operating activities was up 56% to $551m, from $354m in the same period last year. Free cash flow before growth capital, the metric on which dividends are calculated, increased by 104% to $361m during the quarter, compared to $177m in the third quarter of 2019.

Free cash flow after growth capital was $339m in the third quarter of 2020, this was a near fourfold increase from the $86m generated in the comparable quarter of last year, as a result of a 30% higher gold price received, lower costs from continuing operations, lower capital expenditure, partially offset by higher taxes paid. This free cash flow figure does not reflect a portion of the cash flows from Kibali, which remain in the joint venture bank account in the Democratic Republic of the Congo (DRC). Cumulative cash receipts from the DRC for the third quarter of 2020 totaled $38m, taking cumulative cash receipts received from Kibali (Jersey) Limited for the nine months ended 30 September 2020 to $92m. The Company’s attributable share of the outstanding cash balance that has not yet been repatriated from the DRC grew by $66m in the third quarter of 2020 to $359m. Barrick Gold Corporation (Barrick), the operator of the Kibali joint venture, continues to engage with the DRC government regarding remittance of this cash balance.

Cash flows were further impacted by VAT receivables that continue to be locked up at Geita ($130m) and Kibali ($68m) as well as by an increase in lock-up of recoverable export duties at Cerro Vanguardia ($25m). The Finance Act 2020 (No. 8) became effective on 1 July 2020 in Tanzania, amending the Value Added Tax Act, 2014 (No. 5) without retrospective effect, thereby allowing for the recovery of VAT refunds for mineral exporters from July 2020 onwards. In Argentina, legislation was adopted to decrease the export duty rate from 12% to 8% effective from the end of September 2020.

Adjusted net debt decreased to $875m at the end of September 2020, a 39% decline from the end of the previous quarter, and a 47% reduction year-on-year. At quarter end, we concluded a 10-year $700m bond offering, priced at 3.75% per annum - the lowest achieved by the Company for a bond offering - with the net proceeds directed to repaying a portion of the outstanding borrowings under the $1.4bn multi-currency syndicated revolving credit facility in the next quarter. The initial proceeds of $200m received from the sale of the South African-producing assets were utilised to further reduce net debt. The balance sheet remains robust, with strong liquidity comprising the $1.4bn US dollar RCF of which approximately $700m is undrawn, the undrawn R4.0bn South African RCFs (the R2.5bn RCF was cancelled voluntarily on 19 October 2020), and cash and cash equivalents of approximately $1bn at 30 September 2020. The undrawn $1.0bn syndicated bridge loan facility, originally entered into in April 2020 to provide additional financial flexibility amid the uncertainty of the COVID-19 pandemic, was fully cancelled in early October. The Company remains committed to maintaining a flexible balance sheet with an Adjusted net debt to Adjusted EBITDA target ratio of 1.0 times through the cycle.

The ratio of Adjusted net debt to Adjusted EBITDA at 30 September 2020 was 0.36 times compared with 1.06 times as at 30 September 2019. This is the lowest point for this ratio since 2011, reflecting disciplined reduction in debt and robust cash generation from the business.
September 2020 Market update report - www.AngloGoldAshanti.com

Total capital expenditure (including equity accounted investments) decreased by 31% year-on-year to $161m in the third quarter of 2020, compared to $234m in the third quarter of 2019. This decrease was largely due to lower project spend at Obuasi due to the impact of the pandemic on delivery of supplies and restrictions on contractor movements and capitalised pre-production revenue offsetting a portion of the growth capital spend during the quarter. As a result growth capital (non-sustaining) expenditure has declined 76% to $22m in the third quarter of 2020, compared to $90m in the third quarter of 2019.

Total sustaining capital expenditure declined 3% to $139m in the third quarter of 2020, compared to $144m in the third quarter of 2019. Full-year guidance on sustaining capital expenditure for the continuing operations is forecast between $570m and $605m. The strategy of improving operating flexibility through investment in Ore Reserve Development and Reserve Conversion at sites with high geological potential over the next two to three years, remains firmly on track.

Summary of the third quarter 2020 versus prior-year quarter operating and cost variations:

Particulars	Q3 2020	Q3 2019	% Variance Q3 2020 vs Q3 2019
Operating review Gold
Gold Production from continuing operations (kozs)	741	712	4
Gold Production from discontinued operations (kozs)	96	113	(15)
Gold Production from continuing and discontinued operations (kozs)	837	825	1

Financial review (continuing and discontinued operations)
Gold price received ($/oz)	1,904	1,464	30
Total cash costs ($/oz)	801	786	2
Corporate & marketing costs ($m) (1)	17	20	(15)
Exploration & evaluation costs ($m)	33	30	10
All-in sustaining costs ($/oz) (2) (3)	1,044	1,031	1
All-in costs ($/oz) (2)	1,139	1,213	(6)
Adjusted EBITDA ($m)	803	468	72

Cash inflow from operating activities ($m)	551	354	56
Free cash inflow ($m)	339	87	290
Capital expenditure ($m)	161	234	(31)
(1) Includes administration and other expenses.
(2) World Gold Council standard.
(3) COVID-19 impact on the third quarter AISC was estimated at $51/oz, an impact on costs of around 5% ($33/oz impact related to costs incurred and $18/oz related to estimated lost production impacts).

OUTLOOK 2020

In line with historical trends, we expect a strong finish to the year, especially at Geita, as well as at the operations in Australia and Brazil. As we previously flagged during the year, COVID-19 has resulted in some capital expenditure deferrals across the portfolio. At Obuasi, we expect $70m to $90m of Phase 2 project capital rolling over into 2021.

We expect a significant step up in sustaining capital expenditure in the fourth quarter of 2020 as we invest in waste stripping at Iduapriem and Tropicana and commence the planned developmental portal of a third underground mining area at the Geita Hill orebody. The portal will commence from the west and the development will proceed along strike to the eastern extent of the orebody. Geita Hill underground mining is forecast to start in 2021, having received the necessary regulatory approvals. These investments will be made in parallel with the ongoing investments in Ore Reserve Development and Exploration.

In addition to tailings storage facilities (TSF) legislation passed in Brazil in 2019, further legislation specifically addressing the acceleration of the decommissioning of existing TSFs and conversion thereof into dry-stacking structures was promulgated in the third quarter of 2020. It is anticipated that compliance to the promulgated legislation will result in additional sustaining capital expenditure in 2020 of between $25m and $30m, increasing to between $70m and $85m in 2021.

For the year-end Reserve declaration, we expect that Ore Reserve pricing will increase by $100/oz to $1,200/oz, reflecting the increased long term gold price.

For the remainder of the year, we expect to continue to enforce capital and cost discipline across the business, ensuring that we continue to deliver strong cash flow generation in the elevated gold price environment, while prioritising the health and wellbeing of our employees and our host communities.

On 21 September 2020, the Company reinstated its annual guidance given improved operating certainty amid the COVID-19 pandemic and in anticipation of the conclusion of the sale of its South African assets, which occurred at the end of September 2020.

See the announcement : AngloGold Ashanti Reinstates 2020 Guidance on Growing Certainty and Anticipated Conclusion of SA Assets Sale

For 2020, in line with the unchanged reinstated guidance, the group is expected to produce between 3.030Moz and 3.100Moz, including nine months of production from the South African-producing assets, or between 2.800Moz and 2.860Moz on a continuing operations basis. AISC is expected to be between $1,060/oz and $1,120/oz including contributions from South African assets to the end of September 2020, or between $1,050/oz and $1,100/oz on a continuing operations basis. Sustaining capital expenditure is forecast between $610m and $650m, and non-sustaining capital expenditure between $280m and $300m, or between $570m and $605m and between $280m and $300m on a
September 2020 Market update report - www.AngloGoldAshanti.com continuing operations basis, respectively. Total capital expenditure is expected to be between $890m and $950m, or between $850m and $905m on a continuing operations basis.
Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets; we however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable.

Guidance

Reinstated 2020 Group Guidance (including contribution from SA assets to end of September 2020)
Production (000oz) *#	3,030 - 3,100
All-in sustaining costs ($/oz) ^	1,060 - 1,120
Total capital expenditure ($m) ^	890 - 950
Sustaining capital expenditure ($m) ^	610 - 650
Non-sustaining capital expenditure ($m) ^	280 - 300

* South African assets have produced 242,000oz in the nine months to 30 September 2020, at an AISC of $1,296/oz.
# Production includes pre-production ounces from Obuasi.
^ All-in sustaining costs and capital expenditure assume three months of production from Obuasi relating to Phase 1 of the
Redevelopment Project.

Reinstated 2020 Group Guidance (excluding SA assets for the full year)
Production (000oz) #	2,800 - 2,860
All-in sustaining costs ($/oz) ^	1,050 - 1,100
Total capital expenditure ($m) ^	850 - 905
Sustaining capital expenditure ($m) ^	570 - 605
Non-sustaining capital expenditure ($m) ^	280 - 300

#Production includes pre-production ounces from Obuasi.
^ All-in sustaining costs and capital expenditure assume three months of production from Obuasi relating to Phase 1 of the
Redevelopment Project.

Economic assumptions are as follows: ZAR16.66/$; A$/$0.69; BRL5.12/$; AP70.00/$; Brent $44/bbl.

Both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Accordingly, actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019 and the Risk Factors section in AngloGold Ashanti’s Prospectus Supplement dated 28 September 2020, each filed with the United States Securities and Exchange Commission (SEC).

Reconciliation of cash inflow from operating activities to free cash flow:

Free cash flow ($m)

	Quarter ended Sep 2020	Quarter ended Sep 2019	Nine months ended Sep 2020	Nine months ended Sep 2019

Net cash inflow from operating activities from continuing operations	494	325	1,045	643
Net cash inflow from operating activities from discontinued operations	57	29	111	55
Net cash inflow from operating activities	551	354	1,156	698
Capital expenditure	(140)	(204)	(447)	(468)
Net cash from operating activities after capital expenditure	411	150	709	230
Repayment of lease liabilities	(13)	(11)	(35)	(31)
Finance costs accrued and capitalised	(46)	(38)	(141)	(113)
Net cash flow after capital expenditure and interest	352	101	533	86
Other net cash inflow (outflow) from investing activities from continuing operations	201	(14)	209	13
Net cash outflow from investing activities from discontinued operations	(14)	(13)	(31)	(42)
Exclusions:
Proceeds on disposal of South African assets	(200)	—	(200)	—
Cash restricted for use	2	13	9	(2)
Cash in subsidiaries disposed and transfers to held for sale	(1)	—	(3)	—
Proceeds from disposal of investment	(1)	—	(1)	—
Free cash flow	339	87	516	55
September 2020 Market update report - www.AngloGoldAshanti.com

FINANCIAL AND OPERATING REPORT

SAFETY UPDATE

Tragically, AngloGold Ashanti had one fatality for the quarter ended 30 September 2020. The group AIFR, the broadest measure of workplace safety, improved by 31% year-on-year to 2.23 injuries per million hours worked for the quarter ended 30 September 2020, compared to 3.23 in the same period in 2019. AIFR measures workplace safety in terms of the total number of injuries and fatalities that occur per million hours worked (by employees and contractors). Our safe production strategy continues at all operations, with a focus on intensifying our employees' focus on safety practices in all workplaces in an effort to continue AngloGold Ashanti's sustainable safety improvement.

All operations remain on high alert with respect to the impacts of the COVID-19 pandemic and we are actively dealing with both the operational challenges and psychological effects associated with the virus as well as related protective measures, including lockdown arrangements. The Company remains focused on the execution of its Safe Production Strategy as we aim to continually improve our safety practices to ensure safe workplaces. Close tracking of High Potential Incidents and low-frequency, high consequence safety events remain an important source of learning and encourage heightened awareness.

COVID-19

AngloGold Ashanti has taken a number of proactive steps to protect our employees, our host communities and business, in line with the Company's values, guidelines and advice provided by the World Health Organization (WHO) and with the requirements of the countries in which we operate. The health and wellbeing of our employees and our host communities remains our key priority. A cross-functional team, including operations, technical, finance, health, community, government relations and other support disciplines, is helping to guide AngloGold Ashanti’s response to the crisis.

The Company has for some time employed increased screening and surveillance of employees, stopped nonessential travel, instituted mandatory quarantine for arriving travellers and increased hygiene awareness across its operations, in addition to a range of other measures to mitigate the risks presented by the virus. It has also worked with local communities to help bolster their responses to the outbreak. These initiatives have complemented government responses in each of its operating jurisdictions. We remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable.

The impact from COVID-19 during the third quarter on production was estimated at 18,000oz, and $51/oz on AISC, an impact on costs of around 5% ($33/oz impact related to costs incurred and $18/oz related to estimated lost production impacts). All of AngloGold Ashanti’s mines are now operating normally subject to updated protocols and various travel restrictions, except for Cerro Vanguardia which is currently running at approximately 80% mining capacity due to continuing inter-provincial travel restrictions in Argentina currently preventing certain employees to get to site. Production targets are still being achieved through processing existing stockpiles.

OPERATING HIGHLIGHTS

Continuing operations

The Continental Africa region delivered a 6% increase in performance year-on-year, with gold production of 411,000oz (inclusive of 47,000oz of capitalised pre-production at Obuasi) at a total cash cost per ounce of $717/oz for the third quarter ended 30 September 2020, compared to 387,000oz at a total cash cost per ounce of $740/oz for the third quarter ended 30 September 2019. The region’s AISC was little changed at $903/oz for the third quarter ended 30 September 2020, compared to $900/oz for the third quarter ended 30 September 2019.

In Ghana, gold production at Iduapriem was 69,000oz at a total cash cost per ounce of $646/oz for the third quarter ended 30 September 2020, compared to 73,000oz at a total cash cost per ounce of $854/oz for the same period last year. Production decreased by 5% year-on-year due to reduced plant availability related to a longer-than-planned downtime. This was partially offset by 7% higher recovered grade, as a result of higher feed grade to the plant in line with optimised grade control practices. Costs were favourably impacted by the higher grades, efficiency gains and lower mining costs as well as favourable moves in stockpiles. These cost tailwinds were partially offset by the rise in royalties linked to the higher gold price.

A decision was taken to invest in and accelerate cut 2 waste stripping at the Block 7 and 8 pit, which will extend into 2021. A portion of the high planned waste stripping in 2021 was brought forward to the fourth quarter in 2020. This will assist in reaching the ore zone earlier which in turn would lead to a de-risked sequential mine plan in 2021. Further improvements in the crushing circuit via the addition of a tertiary crusher has also been prioritised for the fourth quarter.

In Tanzania, Geita produced 152,000oz at a total cash cost per ounce of $628/oz for the third quarter ended 30 September 2020, compared to 153,000oz at a total cash cost per ounce of $644/oz for the same period last year. Production was impacted by a 7% reduction in tonnes treated, related to the installation of ball mill brackets and the annual mill inspection. This was largely offset by a 7% increase in recovered grade, mainly due to the higher-grade ore sourced from the Nyankanga open pit. Mining at the pit bottom, which is nearing depletion, continued and offset lower grades from underground operations. Costs were supported by the higher recovered grade and favourable stockpile movements, which were partially offset by higher royalties, higher costs related to underground mining and an increase in freight and clearing charges following the implementation by the Government of Tanzania, of a new clearing process for goods entering the country.

In the DRC, Kibali produced 91,000oz at a total cash cost per ounce of $651/oz for the third quarter ended 30 September 2020, compared to 91,000oz at a total cash cost per ounce of $586/oz for the same period last year. Production was flat year-on-year as higher throughput offset the marginally lower recovered grades. Costs were negatively impacted year-on-year due to higher royalties, higher operational costs and unfavourable movements in stockpiles.

In Guinea, Siguiri produced 52,000oz at a total cash cost per ounce of $1,197/oz for the third quarter ended 30 September 2020, compared to 51,000oz at a total cash cost per ounce of $1,075/oz for the same period last year. Production improved marginally year-on-year due to 5% higher recovered grade, which largely offset lower throughput. Throughput was lower due to power outages, as well as chute blockages
September 2020 Market update report - www.AngloGoldAshanti.com and a low feed rate to the mill. Total cash costs were 11% higher year-on-year due to an increase in processing costs as a result of the increase in reagent consumption required for the high levels of carbon in the current period. Increases in the price of lime, cyanide and activated carbon, as well as higher royalties paid, also negatively impacted costs.

On a quarter-on-quarter basis, Siguiri’s production improved by 4%, which also resulted in a commensurate improvement in total cash costs per ounce.

The Americas region produced 181,000oz at a total cash cost per ounce of $674/oz for the third quarter ended 30 September 2020, compared to 179,000oz at a total cash cost per ounce of $782/oz for the third quarter ended 30 September 2019. The region’s AISC was $963/oz for the third quarter ended 30 September 2020, compared to $1,118/oz for the third quarter ended 30 September 2019.

In Brazil, AGA Mineração's production was 12% higher year-on-year at 103,000oz at a total cash cost per ounce of $683/oz for the third quarter ended 30 September 2020, compared to 92,000oz at a total cash cost per ounce of $847/oz for the same period last year. Production was higher mainly due to 19% higher tonnes treated at Cuiabá, which was partially offset by lower recovered grade. Costs were favourably impacted year-on-year due to higher gold production, a weaker exchange rate and lower acid production costs, partially offset by higher inflation (mainly due to services, spare parts, fuel and power and mine contractors) as well as higher royalties paid.

On a quarter-on-quarter basis, AGA Mineração’s production improved by 36%, with total cash costs per ounce improving by 21%.

At Serra Grande, production was 31,000oz at a total cash cost per ounce of $610/oz for the third quarter ended 30 September 2020, compared to 31,000oz at a total cash cost per ounce of $760/oz for the same period last year. Production was stable year-on-year, as higher tonnes treated offset the lower recovered grade. Costs were 20% lower compared to last year, favourably impacted by an improvement in efficiencies, a weaker exchange rate and a favourable movement in stockpiles, partially offset by higher inflation (mainly due to services and power) as well as higher royalties paid.

In Argentina, Cerro Vanguardia produced 47,000oz at a total cash cost per ounce of $692/oz for the third quarter ended 30 September 2020, compared to 56,000oz at a total cash cost per ounce of $686/oz for the same period last year. Production was 16% lower year-on-year due to lower underground ore throughput as a result of limitations imposed on the site by COVID-19, and the impact of lower grades, in line with the life-of-mine plan. Costs were marginally higher year-on-year mainly due to salary increases, and higher royalties. These costs were partially offset by higher by-product income derived from a higher average silver price, weaker exchange rate and favourable efficiencies mainly derived from lower consumption of energy, maintenance services, explosives, other materials and spare parts.

The Australia region produced 149,000oz at a total cash cost per ounce of $932/oz for the third quarter ended 30 September 2020, compared to 146,000oz at a total cash cost per ounce of $775/oz for the third quarter ended 30 September 2019. The region’s AISC was $1,174/oz for the third quarter ended 30 September 2020, compared to $1,066/oz for the third quarter ended 30 September 2019.

Production at Sunrise Dam was 74,000oz at a total cash cost per ounce of $967/oz for the third quarter ended 30 September 2020, compared to 60,000oz at a total cash cost per ounce of $1,153/oz for the same period last year. Production was 23% higher year-on-year mainly due to higher head grade and a 4.5% increase in metallurgical recovery. The higher gold production, along with favourable inventory movement, contributed to lower total cash costs.

On a quarter-on-quarter basis, Sunrise Dam’s production improved by 25%, with total cash costs per ounce improving by 10%.

The recently discovered Frankie ore body within the Western Ramps complex at Sunrise Dam continued to deliver significant mineralised intercepts during the quarter and a drilling platform is being developed to enable the area to be drilled at tighter spacing. During the quarter, open pit mining of the Golden Delicious satellite deposit, 12km from the Sunrise Dam processing plant, was approved. Pre-stripping is now underway and it is expected that the first ore will be mined in the second quarter of 2021. The pit is expected to deliver approximately 136,000oz over a 2.7 year life.

Production at Tropicana was 75,000oz at a total cash cost per ounce of $830/oz for the third quarter ended 30 September 2020, compared to 86,000oz at a total cash cost per ounce of $521/oz for the same period last year. Production was 13% lower year-on-year as planned, mainly due to lower ore sourced from open pit mining, as well as the completion of grade streaming activities in the same period of 2019. Mill throughput and metallurgical recoveries were higher than the same period last year, with the mill feed grade lower at 1.6 g/t reflecting the completion of grade streaming and the greater proportion of stockpiled ore in mill feed. The lower production, along with unfavourable inventory movement, contributed to an increase in the Tropicana total cash cost for the September quarter.

The Boston Shaker underground mine at Tropicana achieved commercial production on schedule, within budget in September. The underground mine is expected to be at full capacity by the second half of 2021, to contribute approximately 100,000oz p.a. (100%) to annual gold production over a seven year life.

Discontinued and held for sale operations

Discontinued operations

The South African region produced 96,000oz at a total cash cost per ounce of $1,140/oz for the third quarter ended 30 September 2020, compared to 113,000oz at a total cash cost per ounce of $973/oz for the third quarter ended 30 September 2019. The region’s AISC was $1,324/oz for the third quarter ended 30 September 2020, compared to $1,132/oz for the third quarter ended 30 September 2019.

Mponeng produced 58,000oz at a total cash cost per ounce of $1,094/oz for the third quarter ended 30 September 2020, compared to 65,000oz at a total cash cost per ounce of $967/oz for the same period last year. Production was 11% lower year-on-year mainly due to poor ground conditions and safety stoppages combined with the revision of the production schedule post the COVID-19 lockdown. Production was further impacted due to the lower overall recovered grade as a result of higher marginal ore dump tonnes treated to offset underground volume losses. Costs increased year-on-year due to lower production, increases in labour costs and the price of consumables, higher royalty costs, and unfavourable gold-in-process movements. These cost headwinds were partially offset by higher surface volumes treated and favourable foreign exchange movements.

September 2020 Market update report - www.AngloGoldAshanti.com

Surface Operations, including Mine Waste Solutions, produced 38,000oz at a total cash cost per ounce of $1,213/oz for the third quarter ended 30 September 2020, compared to 48,000oz at a total cash cost per ounce of $982/oz for the same period last year. Production was 21% lower year-on-year due to the processing of lower grade tailings at the West Wits surface sources and low ore receiving availability at Vaal River surface sources. This in turn had a negative impact on the overall recovered grade, which declined by 31% year-on-year.

Held for sale operations

In Mali, both our Morila and Sadiola operations are currently under separate sales processes and as such are treated as held for sale. We no longer include production and “Non-GAAP” cost metrics for these operations. At Morila the mine continues to reprocess tailings material according to plan with the objective of concluding re-processing in early 2021. At Sadiola, which is currently in limited operations, the mine continues its stockpile treatment plan.

UPDATE ON CAPITAL PROJECTS

Obuasi Redevelopment Project

Obuasi’s redevelopment project continues to make steady progress. As previously highlighted, the COVID-19 pandemic caused some construction delays and had the effect of limiting mining volumes. At Obuasi, construction of Phase 1 has been completed within budget, while construction of Phase 2 of the project (to achieve 4,000tpd capacity) remains within budget and on track for completion towards the end of the first quarter of 2021.

Operational Readiness

Phase 1 (2,000tpd capacity) continued pre-production for the quarter. Pre-production gold production was 47,000oz. Mining rates continued to be constrained by skilled labour shortages caused by Australian international travel restrictions, though the focus on in-country recruitment and training has helped bridge the gap. The mine plan has been revised to account for the COVID-19 limitations. This plan intends to achieve the required ramp up in production in parallel with the construction schedule. Good progress is being made in the second production area at Block 8-Lower.

Phase 2 Construction

Phase 2 construction reached 78.1% completion, compared to 68.4% at end of the prior quarter. Commissioning of the Phase 2 mill continues to target early 2021. The KRS shaft, paste-fill plant and the GCVS ventilation shaft continue to target completion at the end of the first quarter of 2021. The ramp up of Phase 2 capacity to 4,000tpd (~1.7Mtpa) is planned to commence in the second quarter of 2021.

Tropicana - Boston Shaker

On 17 September 2020, we announced that commercial production has been declared at the Boston Shaker underground mine at Tropicana. The first production stope was fired in June 2020 and underground ore production has now reached an annualised production rate of 0.7 Mtpa with the design production rate expected to be achieved in March 2021. Boston Shaker is expected to deliver approximately 1.1 million tonnes of ore per annum at an estimated grade of 3.5 grams/tonne, contributing approximately 100,000 ounces per annum (100% basis) to gold production over a seven-year mine life.

A decision was made in the second quarter of 2020 to invest in the next cutback of the Havana pit (Stage 2) which is expected to allow access to the deeper Havana open pit ore from 2022 onwards. While this cutback is being completed, mill feed will be sourced from the Boston Shaker open pit, resulting in a lower milled grade over the period. The lower grade will be partially offset by the Boston Shaker underground mine, which is ramping up and is expected to be contributing at full capacity by the second half of 2021.

We still expect gold production (at 100%) in 2020 and 2021, to be between 400,000oz and 450,000oz. From 2022 onwards, annual gold production is expected to normalise at between 450,000oz and 500,000oz as the low grade stockpile ore in the mill feed is displaced by a larger proportion of Boston Shaker underground ore and an increasing contribution of higher grade ore from the Havana pit, as the cutback progresses.

See the announcement: Boston Shaker underground mine at Tropicana achieves commercial production

Colombian projects

Quebradona

At our fully owned Quebradona project, the Feasibility Study (FS) continues to progress. The operations team is continuing with construction readiness, environmental impact assessment (EIA) permitting, optimisation of the capital expenditure requirements which is currently estimated around $1.3bn and $1.4bn over the first four to five years, and reviewing operational excellence opportunities to improve operating costs and further enhance the project returns. The work on the FS is expected to be completed in the first half of 2021. The project is expected to treat 6.2Mtpa to produce 3,000Mlb of copper and 1.5Moz of gold over a potential twenty three year life with first production expected to start in 2025.

Gramalote

During the third quarter of 2020, work continued to advance for infrastructure design, process plant design, pit design and social initiatives. Resource modelling is anticipated to be completed in November 2020 at which time the final phase of the Gramalote FS work will proceed based upon updated project parameters. The Gramalote FS work, now managed by B2Gold, our 50% partner, is expected to be completed in the first quarter of 2021.

September 2020 Market update report - www.AngloGoldAshanti.com

CORPORATE UPDATE

Asset sales

South Africa assets

AngloGold Ashanti reached an agreement and concluded the sale of its remaining South African producing assets to Harmony Gold Mining Company Limited (Harmony Gold). These assets include the Mponeng mine as well as the Surface Operations, including Mine Waste Solutions. The sale was part of the process of streamlining the AngloGold Ashanti portfolio. The sale transaction was completed on 30 September 2020 resulting in Harmony Gold taking full ownership of the assets and associated liabilities from 1 October 2020 and making the initial cash payment of $200m.

See the announcement: AngloGold Ashanti Announces Closing of South African Asset Sale, Receipt of Proceeds

Mali assets

On 31 August 2020, AngloGold Ashanti and Barrick Gold agreed to sell their effective 80% stake in the Morila Gold Mine in Mali, to Mali Lithium. The consideration payable for the purchase is estimated at between $22m and $27m, with the final amount determined with reference to the closing balance of tax credits in Morila. AngloGold Ashanti estimates that its share of the net consideration will be approximately $10m or less. On 28 October 2020, we were advised that Mali Lithium had secured the required acquisition finance and that this condition has been satisfied. Closing of the transaction is anticipated to take place soon.

See the announcement: AngloGold Ashanti and Barrick Agree to Sell Morila Mine Stake to Mali Lithium

In respect of the sale of Sadiola, all parties (AngloGold Ashanti, IAMGOLD Corporation and Allied Gold Corp) remain committed to the fulfilment of the conditions precedent and completion of the transaction. Progress has been made in the fulfilment of the various conditions precedent, which include certain approvals by the Government of Mali. However, political instability and related events in Mali have delayed the process from the originally anticipated timeline. All parties are nevertheless actively working to achieve a solution and closing as soon as possible.

Bond Issue

On 1 October 2020, AngloGold Ashanti issued an aggregate principal amount of $700m 10-year bonds with a coupon of 3.75% per annum. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of the Company, and are unsecured and fully and unconditionally guaranteed by AngloGold Ashanti. The net proceeds from the bond financing have been used to repay a portion of the outstanding borrowings under the US$1.4bn multi-currency syndicated revolving credit facility, which is expected to remain the Company’s primary short-term funding facility. Subsequent to the bond issue, the undrawn $1.0bn syndicated bridge loan facility, originally entered into in April 2020 to provide additional financial flexibility amid the uncertainty of the COVID-19 pandemic, was fully cancelled.

See the announcement: AngloGold Ashanti announces pricing of bond offering

Tanzania Arbitration Proceedings Update

The arbitral proceedings against the Government of Tanzania have been stayed at the request of the parties since 15 January 2019 in order to afford them the opportunity to achieve an amicable resolution of the dispute. On 28 May 2020, the Arbitral Tribunal granted another extension to stay the arbitral proceedings until 11 September 2020, which has since then been further stayed until 12 March 2021.

Dividend Policy Update

In recognition of the increase in profit margins and the ongoing reduction in borrowings and leverage, going forward, the Company will pay shareholders 20% of free cash flow before growth capital expenditure, increased from 10% previously. Proceeds from asset sales are excluded from this formula. The Company will also double the frequency of payouts from the current annual dividend declaration, to semi-annual payments.

The board will continue to exercise discretion in determining the quantum of the dividend, dependent on market conditions and capital requirements.

Executive Team Update

On 30 July 2020, AngloGold Ashanti announced that Mr. Kelvin Dushnisky decided to step down as Chief Executive Officer (CEO) and Executive Director, effective 1 September 2020.

The Board announced the appointment of Ms. Christine Ramon, previously Chief Financial Officer (CFO) and Executive Director, as Interim CEO and Mr. Ian Kramer, previously Senior Vice President: Group Finance, as Interim CFO, with effect from 1 September 2020, while it embarks on a comprehensive recruitment process to find a permanent CEO. The market will be updated with any progress on this matter.

Update on the composition of the Board Committees

On 15 October 2020 the Company announced changes to the composition of board committees, including that, with effect from
1 December 2020:
•Ms Maria Richter will step down as chairman of the Remuneration and Human Resources Committee, but will remain a member of the committee. Further, Ms Richter will step down as a member of the Nominations Committee;
•Ms Maria Ramos will be appointed as chairman of the Remuneration and Human Resources Committee. Further, Ms Ramos will step down as chair of the Social, Ethics and Sustainability Committee, but will remain a member of the committee;
•Dr Kojo Busia will be appointed as chairman of the Social, Ethics and Sustainability Committee;
•Mr Rhidwaan Gasant will step down as chairman of the Audit and Risk Committee, but will remain a member of the committee;
•Mr Alan Ferguson will be appointed as chairman of the Audit and Risk Committee; and
•Mr Albert Garner will step down as a member of the Nominations Committee.
September 2020 Market update report - www.AngloGoldAshanti.com

In addition, with effect as of 15 October 2020, the Nomination Committee was reconstituted and now comprises of:
•Mr Sipho Pityana - chairman of the committee
•Mr Rhidwaan Gasant
•Ms Maria Ramos
•Dr Kojo Busia
•Mr Jochen Tilk
•Mr Alan Ferguson

See the announcement: Changes to the composition of Board Committees

EXPLORATION UPDATE

See the Exploration Update document on the Company website: www.anglogoldashanti.com for an update on both Brownfields and Greenfields exploration programmes.

September 2020 Market update report - www.AngloGoldAshanti.com

Operations at a glance
for the quarters ended 30 September 2020, 30 June 2020 and 30 September 2019
	Production oz (000)			Underground milled / treated 000 tonnes			Surface milled / treated 000 tonnes			Open-pit treated 000 tonnes			Underground recovered grade g/tonne			Surface recovered grade g/tonne			Open-pit recovered grade g/tonne
	Sep-20	Jun-20	Sep-19	Sep-20	Jun-20	Sep-19	Sep-20	Jun-20	Sep-19	Sep-20	Jun-20	Sep-19	Sep-20	Jun-20	Sep-19	Sep-20	Jun-20	Sep-19	Sep-20	Jun-20	Sep-19

CONTINENTAL AFRICA	411	413	387	1,127	890	762	—	—	—	4,743	5,274	6,343	3.47	3.68	5.72	—	—	—	1.56	1.63	1.21
DRC
Kibali - Attr. 45%	91	90	91	442	422	423	—	—	—	420	435	430	4.84	5.05	5.38	—	—	—	1.66	1.56	1.27
Ghana
Iduapriem	69	69	73	—	—	—	—	—	—	1,206	1,264	1,375	—	—	—	—	—	—	1.78	1.70	1.66
Obuasi	47	31	—	178	163	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Guinea
Siguiri - Attr. 85%	52	50	51	—	—	—	—	—	—	2,349	2,449	2,430	—	—	—	—	—	—	0.68	0.63	0.65
Mali
Morila - Attr. 40%	—	—	6	—	—	—	—	—	—	—	—	603	—	—	—	—	—	—	—	—	0.28
Sadiola - Attr. 41%	—	—	13	—	—	—	—	—	—	—	—	471	—	—	—	—	—	—	—	—	0.88
Tanzania
Geita	152	173	153	507	305	339	—	—	—	768	1,126	1,034	3.50	3.75	6.15	—	—	—	3.85	3.74	2.59

AUSTRALIA	149	130	146	648	616	613	—	—	—	1,979	1,916	2,001	3.16	2.26	2.45	—	—	—	1.31	1.39	1.52
Sunrise Dam	74	59	60	582	616	613	—	—	—	431	436	426	3.18	2.26	2.45	—	—	—	1.07	1.04	0.87
Tropicana - Attr. 70%	75	71	86	66	—	—	—	—	—	1,548	1,480	1,575	3.00	—	—	—	—	—	1.38	1.50	1.70

AMERICAS	181	150	179	1,068	982	970	—	—	—	389	339	337	3.66	3.04	4.08	—	—	—	3.25	3.60	3.60
Argentina
Cerro Vanguardia - Attr. 92.50%	47	47	56	40	41	95	—	—	—	251	247	215	6.64	4.02	5.15	—	—	—	3.88	4.38	4.52
Brazil
AngloGold Ashanti Mineração	103	76	92	750	661	630	—	—	—	—	—	—	3.93	3.22	4.35	—	—	—	—	—	—
Serra Grande	31	27	31	278	280	245	—	—	—	138	91	122	2.47	2.47	2.97	—	—	—	2.11	1.49	1.99

Continuing operations	741	693	712	2,843	2,488	2,345	—	—	—	7,111	7,529	8,681	3.47	3.08	4.19	—	—	—	1.58	1.66	1.37

SOUTH AFRICA	96	60	113	219	58	302	8,068	7,535	9,076	—	—	—	7.83	11.99	6.63	0.16	0.15	0.17	—	—	—
Mponeng	58	27	65	219	58	302	218	283	68	—	—	—	7.83	11.99	6.63	0.43	0.51	0.50	—	—	—
Total Surface Operations	38	33	48	—	—	—	7,850	7,252	9,008	—	—	—	—	—	—	0.15	0.14	0.17	—	—	—

Discontinued operations	96	60	113	219	58	302	8,068	7,535	9,076	—	—	—	7.83	11.99	6.63	0.16	0.15	0.17	—	—	—

Total continuing and discontinued operations	837	753	825	3,062	2,546	2,647	8,068	7,535	9,076	7,111	7,529	8,681	3.78	3.28	4.47	0.16	0.15	0.17	1.58	1.66	1.37
Rounding of figures may result in computational discrepancies.
September 2020 Market update report - www.AngloGoldAshanti.com

Operations at a glance (continued)
for the quarters ended 30 September 2020, 30 June 2020 and 30 September 2019
	Total cash costs			All-in sustaining costs			Sustaining ORD / Stripping capex			Other sustaining capex			Non sustaining (Growth) capex
	$/oz			$/oz			$m			$m			$m
	Sep-20	Jun-20	Sep-19	Sep-20	Jun-20	Sep-19	Sep-20	Jun-20	Sep-19	Sep-20	Jun-20	Sep-19	Sep-20	Jun-20	Sep-19

CONTINENTAL AFRICA	717	667	740	903	852	900	28	22	13	20	34	33	10	40	77
DRC
Kibali - Attr. 45%	651	606	586	765	856	739	2	4	3	1	17	10	—	—	—
Ghana
Iduapriem	646	795	854	921	978	887	15	7	—	1	5	3	—	—	—
Obuasi	—	—	—	—	—	—	—	—	—	—	—	—	10	40	76
Guinea
Siguiri - Attr. 85%	1,197	1,251	1,075	1,346	1,396	1,202	—	—	—	5	6	4	—	—	1
Mali
Morila - Attr. 40%	—	—	1,011	—	—	1,127	—	—	—	—	—	—	—	—	—
Sadiola - Attr. 41%	—	—	927	—	—	975	—	—	—	—	—	—	—	—	—
Tanzania
Geita	628	478	644	832	621	883	11	11	10	12	6	16	—	—	—
Non-controlling interests, exploration and other							—	—	—	1	—	—	—	—	—

AUSTRALIA	932	1,011	775	1,174	1,148	1,066	21	8	22	8	5	13	5	11	7
Sunrise Dam	967	1,073	1,153	1,178	1,242	1,444	7	5	6	5	2	7	—	—	—
Tropicana - Attr. 70%	830	894	521	1,094	996	804	14	3	16	3	3	6	5	11	7
Exploration and other							—	—	—	—	—	—	—	—	—

AMERICAS	674	823	782	963	1,033	1,118	25	18	24	23	16	23	7	6	5
Argentina
Cerro Vanguardia - Attr. 92.50%	692	810	686	1,121	816	928	3	1	6	10	2	3	—	—	—
Brazil
AngloGold Ashanti Mineração	683	870	847	917	1,202	1,212	16	12	13	9	12	16	—	—	—
Serra Grande	610	702	760	912	994	1,152	6	5	5	3	2	4	—	—	—
Non-controlling interests, exploration and other							—	—	—	—	—	—	7	6	5

OTHER							—	—	—	—	1	1	—	—	—

Continuing operations	755	767	756	1,006	985	1,016	74	48	59	51	56	70	22	57	89

SOUTH AFRICA	1,140	1,224	973	1,324	1,358	1,132	9	4	10	5	2	5	—	—	1
Mponeng	1,094	1,459	967	1,320	1,661	1,197	9	4	10	2	1	3	—	—	1
Total Surface Operations	1,213	1,031	982	1,323	1,094	1,028	—	—	—	3	1	2	—	—	—
Discontinued operations	1,140	1,224	973	1,324	1,358	1,132	9	4	10	5	2	5	—	—	1

Total continuing and discontinued operations	801	805	786	1,044	1,015	1,031	83	52	69	56	58	75	22	57	90
Rounding of figures may result in computational discrepancies.

September 2020 Market update report - www.AngloGoldAshanti.com

Development Sampling
for the quarter ended 30 September 2020
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating Ore Reserves.
Statistics are shown in metric units	Advanced	Sampled
	metres	Sampled	Avg. ore body	gold
	(total)*	metres	thickness (cm)	Avg. g/t	Avg. cm.g/t
SOUTH AFRICA
WEST WITS
Mponeng
Ventersdorp Contact reef	1,537	292	44.7	28.01	1,252

CONTINENTAL AFRICA
Geita
Nyankanga	2,927	616	500.0	2.30	—
Star and Comet + Ridge 8	1,080	222	350.0	2.65	—

SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá	1,481	1,309	5.2	6.11	—
Lamego	566	536	0.8	2.05	—
Serra Grande
Mina III	2,690	3,043	100.0	3.87	—
Mina Nova/PQZ	859	972	100.0	1.89	—
Palmeiras	373	422	100.0	1.59	—
CVSA
Cerro Vanguardia	970	546	203.0	10.33	—

Statistics are shown in imperial units	Advanced	Sampled
	feet	Sampled	Avg. ore body	gold
	(total)*	feet	thickness (inches)	Avg. oz/t	Avg. ft.oz/t
SOUTH AFRICA
WEST WITS
Mponeng
Ventersdorp Contact reef	5,042	958	17.60	0.82	1.20

CONTINENTAL AFRICA
Geita
Nyankanga	9,601	2,022	196.85	0.07	—
Star and Comet + Ridge 8	3,544	728	137.80	0.08	—

SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá	4,858	4,296	2.04	0.18	—
Lamego	1,857	1,759	0.33	0.06	—
Serra Grande
Mina III	8,824	9,982	39.37	0.11	—
Mina Nova/PQZ	2,819	3,189	39.37	0.05	—
Palmeiras	1,225	1,386	39.37	0.05	—
CVSA
Cerro Vanguardia	3,182	1,792	79.92	0.30	—

* This includes total "on-reef" and "off-reef" development metres

Johannesburg
2 November 2020
September 2020 Market update report - www.AngloGoldAshanti.com

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KC Ramon^  (Interim Chief Executive Officer)

Non-Executive
SM Pityana^ (Chairman)
K Busia△
AM Ferguson*
AH Garner#
R Gasant^
NVB Magubane^
M Ramos^
MDC Richter#~
JE Tilk§

* British § Canadian #American
~Panamanian ^South African △Ghanaian

Officers
I Kramer
Interim Chief Financial Officer

L Marwick
Executive Vice President
General Counsel, Compliance and Interim Company Secretary

Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(Private Bag X9000, Saxonwold, 2132)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019 and the Risk Factors section in AngloGold Ashanti’s Prospectus Supplement dated 28 September 2020, which have each been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
September 2020 Market update report - www.AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: November 2, 2020

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel, Compliance and Interim Company Secretary

September 2020 Market update report - www.AngloGoldAshanti.com